

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 10, 2009

<u>Via U.S. Mail</u>

G. Nolan Smith
Chief Executive Officer
Commerce Street Pantheon Mortgage Asset Securitizations LLC
1700 Pacific Avenue, Suite 2020
Dallas, TX 75201

Re: Commerce Street Pantheon Mortgage Asset Securitizations LLC
Registration Statement on Form S-3
Filed March 19, 2009
File No. 333-157976

Dear Mr. Smith:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

4. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Throughout the base prospectus, we note statements such as "unless otherwise indicated in the related prospectus supplement" and "except as provided in the related prospectus supplement." These statements and other similar statements appear to indicate that the terms you describe in the base prospectus may be different in the prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown**.**

6. Please confirm that you will explicitly incorporate by reference the annexes and schedules to remove any confusion as to whether they are part of the prospectus or supplement.

7. We note references to a pooling and servicing agreement throughout the prospectus supplement and base prospectus but could not locate the form of pooling and servicing agreement filed as an exhibit to the registration statement. Please describe the material terms of the pooling and servicing agreement and file the form agreement as an exhibit or revise the disclosure.

8. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

Prospectus supplement

General

9. We note that your prospectus supplement has not been prepared in a fashion that fully contemplates all of the features identified in the base. Generally, the supplement should include bracketed disclosure which reflects the various features set forth in the base. For example, without limitation, we note that the base contemplates the possibility of different types of credit enhancement, yet your prospectus supplement contains no reference to that feature. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will be inadvertently omitted. See our related comments below for more guidance.

10. Please consider including a flow chart highlighting the relationships, flow of funds, or subordination if graphical presentation would aid understanding of your transactions. Refer to Items 1103(a), 1108(a)(1), 1113(a)(2) of Regulation AB.

11. Please revise the prospectus supplement to provide the information that is required by Item 1114(a) and 1115(a) of Regulation AB.

12. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

13. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1115(b)(1) and (2) of

Regulation AB if the aggregate significance percentage of the relevant derivative instrument is 10% or more.

<u>Cover</u>

14. Refer to the first bullet on the prospectus cover page. Please disclose the interest rate as required by Item 1102(f) of Regulation AB. Specifically, please add bracketed placeholders providing form disclosure for fixed and variable rate securities.

15. Refer to the second bullet on the cover page. Please clarify that the securities represent the obligations of the issuing entity. Refer to Item 1102(d) of Regulation AB.

16. Revise throughout the base prospectus and prospectus supplement to clarify that the securities represent beneficial ownership interests in the issuing entity, and not the trust.

17. We note the disclosure on page 28 of the base prospectus that you may offer "exchangeable certificates." Please revise the cover page to include bracketed disclosure that you may offer such securities.

18. Revise the cover page to clarify that the agency securities are backed by the full faith and credit of the United States.

19. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

20. Please revise the cover page to comply with Item 501 of Regulation S-K.

<u>Prospectus Supplement Summary, page S-4</u>

21. Please provide a brief summary of any contemplated credit enhancements or other support and identify any enhancement providers. In addition, please briefly summarize how losses, if any, not covered by the credit enhancement or similar support will be allocated. Refer to Item 1103(a)(3)(ix) of Regulation AB.

22. Please provide a brief summary of the applicable guarantee program.

23. We note your discussion of the optional purchase or substitution of assets on page 39 of the base prospectus and page S-7. Please add disclosure describing any other the circumstances under which pool assets can be removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Agency Securities, page S-6

24. Please revise the table to provide the aggregate principal balance of the securities to be included in the trust.

25. Refer to the final sentence of this section. Revise to describe what kind of information will be provided in the exhibits to the prospectus supplement.

Interest Payments on the Certificates, page S-6

26. Please add bracketed language to clarify that you will disclose the applicable formula if variable rate securities are offered.

Optional Termination of the Trust, page S-7

27. Please revise the prospectus summary to add bracketed language confirming that you will identify and provide a brief summary of any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Risk Factors, page S-8

It may be difficult to resell your certificates, page S-10

28. Please expand your risk factor to discuss the current economic environment for asset-backed securities in the secondary market taking into account the current limited credit markets.

Description of the Agency Securities, page S-11

29. Please refer to the first sentence on page S-12. Revise to disclose the depositor's representations and warranties in the form that you will provide in your takedowns.

30. We note your disclosure on page 22 of the base prospectus. Please revise the prospectus supplement to include disclosure regarding the Ginnie Mae guarantee programs and Ginnie Mae certificates in the form that you intend to provide in your takedowns.

31. Please revise to disclose the method and criteria by which the agency securities included in the asset pool were selected. Refer to 1111(a) of Regulation AB.

Issuing Entity, page S-12

32. Please revise to disclose the fiscal year end of the issuing entity. Refer to Item 1107(d) of Regulation AB.

Static Pool Information, page S-12

33. Please provide us with all of the static pool information that you intend to provide in response to Item 1105 of Regulation AB when it becomes available.

The Sponsor and the Seller, page S-13

34. Please provide bracketed disclosure regarding the sponsor in the form that you intend provide in your takedowns. Refer to Item 1104 of Regulation AB.

35. Please tell us if the sponsor and seller are different parties and explain the different roles that each party will have. We note that you have used the terms sponsor and seller interchangeably, in certain instances, throughout the form prospectus supplement and base prospectus.

Affiliations and Relationships, page S-13

36. We note that you do not mention affiliations and relationships with servicers. Please revise to confirm that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers. Refer to Item 1119(a) of Regulation AB.

Administration of the Trust, page S-13

37. Refer to the second bullet related to the subheading "Trustee." Please revise to disclose the agreements under which the securities administrator will be obligated to perform.

Evidence as to Compliance, page S-14

38. We note that certain parties will be responsible for delivering a report on an assessment of compliance with the Regulation AB servicing criteria, an attestation report from an independent public accountant firm and a statement of compliance, as provided in the deposit trust agreement. However, we could not locate the provisions in the deposit trust agreement as filed in Exhibit 4.1 which sets forth such responsibilities. Please explain the inconsistency or refile an updated deposit trust agreement.

Fees and Expenses of the Trust, page S-15

39. Please revise this section to provide bracketed placeholders confirming that you
will disclose, and set forth the relative priority of, all fees and expenses, including
without limitation, amounts payable to your servicer(s), amounts related to the
selection and acquisition of assets, and amounts that are reimbursed. In addition,
please specify the source of each payment. Refer to 1113(c) of Regulation AB.
To the extent that these amounts are determined by formula, please confirm that
you will disclose the formula. We request that you make appropriate conforming
revisions under "Fees and Expenses" on page S-7.

The Deposit Trust Agreement, page S-15

40. We note that you have provided placeholders on page S-18 in lieu of providing
discussions on the events of default and rights upon event of default under the
deposit trust agreement. The prospectus supplement should provide disclosure in
the form you intend to provide in your takedowns. Please revise accordingly.

The Trustee, page S-17

41. Please add bracketed disclosure regarding the trustee in the form you intend to
provide in your takedowns. Refer to Item 1109 of Regulation AB.

The Securities Administrator, page S-17

42. Please add bracketed disclosure regarding your securities administrator in the form
you intend to provide in your takedowns.

Description of the Certificates, page S-18

43. We note your disclosure that the description of your certificates is qualified in its
entirety by reference to the deposit trust agreement. Please note that the prospectus
supplement must disclose the material terms of your material agreements. Please
revise accordingly.

44. Please tell us whether the initial certificate principal balances or certificate notional
amount of the certificates may vary in the aggregate by more than 5% of the
amount that is disclosed on the cover to the prospectus supplement. To the extent
that your pool assets vary by 5% or more at the time of issuance of the securities,
please confirm that you will file updated disclosure regarding your finalized assets.
Refer to Adopting Release for Regulation AB (Release No. 33-8518).

Priority of Distribution on the Certificates, page S-20

45. You state in the second-to-last paragraph of this section that the priority of distributions will be subject to change if an agency securities group is subject to rapid prepayment or disproportionately high realized losses. Please expand to describe how the priority of distributions will change under these circumstances and disclose how you will provide cross-collateralization. Also, while we note your reference to "Limited Cross-Collateralization", we are unable to locate this discussion.

The Underlying Mortgage Loans, page S-23

46. We note the bracketed language in this section. Revise to provide the form of disclosure you will provide in the prospectus supplement.

The Servicers, page S-23

47. Please revise to provide bracketed disclosure regarding the servicer(s) in the form you intend to provide in your takedowns. Refer to Item 1108 of Regulation AB.

Use of Proceeds, page S-25

48. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds and specify how the amounts will be applied to your different accounts, if applicable. Refer to Item 1107(j) of Regulation AB.

Legal Matters, page S-26

49. Refer to the final paragraph of this section. Please revise to include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustee, securities administrator, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Annexes B: Certain Characteristics of the Agency Securities…, page S-31
Annex C: Assumed Mortgage Loan Characteristics, page S-32

50. Please revise to include the form of tabular information that you intend to provide in your takedowns.

Prospectus

Cover

51. On the cover of the base prospectus cover page, you identify Commercial Street
    Pantheon Mortgage Asset Securitization LLC as the depositor. Please revise to
    reconcile with your disclosure elsewhere in the prospectus.

Important Notice about Information…, page 3

52. We note your disclosure on page 3 that if any terms of the securities described in
    the prospectus vary from the terms described in the prospectus supplement,
    investors should rely on information provided in the prospectus supplement. Please
    note that the disclosure in a prospectus supplement may enhance disclosure in the
    base prospectus, but should not contradict it. Please revise accordingly.

Summary of Terms, page 8

53. We note the disclosure on page 8 that there may be named servicers in the related
    prospectus supplements. Please tell us the instances when servicers will and will
    not be involved in a shelf takedown.

Securities, page 8

54. We note that the related prospectus supplement will specify the security interest
    rate. Please add bracketed language in the prospectus supplement to disclose the
    applicable index and identify the party responsible for implementing and
    calculating applicable interest rate adjustments.

55. In addition, please confirm your understanding that the only indices permitted
    under the definition of an asset-backed security are indices similar to those
    involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of
    the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

The Trusts, page 9

56. Although your disclosure in this prospectus focuses on certificates backed by
    Ginnie Mae, you state at the top of page 10 that the agency securities may also
    include certificates backed by Fannie Mae and Freddie Mac. Please revise
    throughout the prospectus to provide appropriate disclosure regarding certificates
    backed by Fannie Mae and Freddie Mac, including descriptions of the Fannie Mae
    and Freddie Mac guarantee programs.

Risk Factors, page 11

Aspects of the Mortgage Loan Origination Process May Result in Higher Than Expected Delinquencies or Defaults on the Underlying Mortgage Loans, page 12

57. We note the disclosure that "although the aspects of the mortgage loan origination process described above may be indicative of the performance of the mortgage loans, information regarding these factors may not be available for the mortgage loans in the trust, unless specified in the prospectus supplement." Please tell us why information regarding the underlying loans may not be available.

Mortgage Loans with High Original Loan-to-Value Ratios May Present a Greater Risk of Loss, page 14

58. You state that if a court relieves a borrower's obligation to repay amounts otherwise due on a mortgage loan, losses therein may decrease the amounts available to the securityholders. Consider updating the disclosure to take into account any applicable current conditions or legislation regarding mortgage loan cramdowns that will have an impact on the underlying mortgage loans.

The Securities May Not Be Suitable Investments, page 20

59. The second sentence of this risk factor is not appropriate. Please revise to state that investors are *encouraged* to consult with their financial, tax and legal advisors. In addition, please make revisions throughout the base prospectus to eliminate similar language stating that investors "should consult" with their advisors.

The Trusts and the Trust Assets, page 20

60. We note the disclosure on page 20 that the trust assets may include "any other asset, instrument or agreement relating to the trust." Please revise to delete your reference to other assets, instruments and agreements that may be included in the trusts. We view this as a catch-all. Instead, disclose all forms of assets reasonably contemplated to be included in an actual takedown.

61. We note the disclosure in the first full paragraph on page 21 that you will provide additional information regarding the agency securities and underlying mortgage loans on Form 8-K if certain information is unknown at the time that you print. Please confirm that you will provide the material terms of the pool assets in the actual shelf takedown.

The Underlying Mortgage Loans, page 22

62. Refer to the fourth paragraph of this section. Your disclosure appears to indicate that the Ginnie Mae I and II programs may not operate as described in the second and third paragraphs of this section. Please revise to explain how the programs work.

The Depositor, page 24

63. Please revise to confirm that the depositor will be Commerce Street Pantheon Mortgage Asset Securitizations LLC and not as "otherwise specified in the prospectus supplement."

Optional Termination, page 27

64. Please provide us with further explanation of how the auction would work, including a discussion of when and how you would set a minimum bid price.

Optional Purchase of Securities, page 28

65. We note from your disclosure that an optional purchase of securities may be made by the depositor or another designated entity (including holders of another class of securities.) If it may be redeemable by the holder of the security, please provide us your analysis under Rule 3a-7 of the Investment Company Act.

Other Purchases or Redemption, page 28

66. We note the disclosure that the related prospectus supplement may include other types of guarantees for the securities. Please revise to describe all the various types of guarantees that may be included in a shelf takedown.

Exchangeable Certificates, page 28

67. We note that you may be issuing exchangeable securities in a shelf takedown. Please revise to provide the bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

68. Please advise us whether the exchangeable securities and the exchanged securities will be issued by the same trust.

69. Please advise us whether you intend to register the exchange.

70. Please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security in the case of an exchange of floating-rate securities for fixed-rate securities.

71. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

Credit Enhancement, page 33

72. Please revise to provide sufficient disclosure describing the forms of credit enhancement reasonably contemplated to be included in an actual takedown. Your revised disclosure should describe in greater detail the different types of credit enhancement that may be provided in the related prospectus supplement.

Certificate Purchase Obligations, page 33

73. Please expand your disclosure in the base prospectus to separately discuss the different types of purchase obligations that you may use and to provide a general explanation of the mechanics for each type of purchase obligation.

Certain Yield and Prepayment Considerations, page 34

74. We note your discussion of defaults and delinquency. Please revise to explain the impact of delinquent underlying mortgage loans on the agency securities that are backed by the full faith and credit of the United States.

The Agreements, page 36

75. We note the disclosure that the primary assets will generally be conveyed by the sponsor or applicable seller/sellers to the depositor, unless otherwise specified in the related prospectus supplement. Please revise to describe the circumstances where a different structure will be presented in a shelf takedown.

Investment of Funds, page 37

76. Refer to bullets #2-6. Please confirm that you will disclose in the prospectus supplement the ratings criteria that must be met to qualify as an "eligible investment." In addition, we note that you alternate between the terms "eligible investments" and "permitted investments." If these terms have different meanings, please explain. Alternatively, please revise for consistency.

Investment of Funds, page 44

77. Your disclosure in this section would appear not to limit where funds may be invested. Please revise to define "eligible investments" and "eligible reserve fund investments" with greater specificity.

Issuance of Notes Generally, page 58

78. We note the disclosure that a trust may issue notes instead of REMIC certificates. As you are not registering any notes on this registration statement, please tell us whether you intend to issue notes in a shelf takedown. If so, please also register the notes and provide the form of prospectus supplement for notes for review.

Legal Matters, page 81

79. If the legal matters include the legality opinion for the securities being offered, revise this section to clarify. In addition, please expand to disclose that Miller, Canfield, Paddock and Stone, P.L.C. will be opining on tax matters.

Incorporation of Certain Information by Reference, page 82

80. Revise to confirm that future periodic reports, including your distribution reports on Form 10-D, are incorporated by reference into the prospectus.

Exhibit 5.1

81. We note the statement in the second paragraph that legal counsel has examined copies of the "forms of Agreements" filed as exhibits to the registration statement. Please revise to define the "Agreements" which legal counsel reviewed in delivery of the opinion.

82. We note in the second paragraph of your opinion that your opinion relates to the "forms of Agreements" filed as exhibits to the registration statement. We further note that the deposit trust agreement is filed as an exhibit to your registration statement and is governed by New York law. Please revise the second to last paragraph on page 2 to include New York law or tell us why you believe such revision is not necessary.

83. We note the second opinion on page 2 that when the securities have been duly and validly executed and authenticated by the Trustee and delivered against payment therefor, such securities will be "duly and validly issued and outstanding." Please revise the opinion to state that the securities will be validly issued, fully paid and non-assessable.

Exhibit 8.1

84. We note the statement in the second paragraph that legal counsel has examined copies of the "forms of Agreements" filed as exhibits to the registration statement. Please revise to define the "Agreements" which legal counsel reviewed in delivery of the opinion.

85. We note the statement in the first full paragraph on page 2 that legal counsel's tax opinion is "summarized" under "Material Federal Income Tax Considerations" in the base prospectus. We further note that legal counsel has provided a short-form tax opinion where the full tax opinion is discussed in the prospectus. Please revise the opinion to state that the tax opinion is contained, not summarized, in the prospectus.

86. We note in the second paragraph of your opinion that your opinion relates to the "forms of Agreements" filed as exhibits to the registration statement. We further note that the deposit trust agreement is filed as an exhibit to your registration statement and is governed by New York law. Please revise the last paragraph on page 2 to include New York law or tell us why you believe such revision is not necessary.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Brad B. Arbuckle, Esq.
Miller, Canfield, Paddock and Stone, PLC
Fax: 248.879.2001